4imprint Group plc

04036095

RECEIVED
2004 AUG -9 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

**<u>4imprint Group plc (File No. 82-5104)</u>**
**<u>Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the</u>**
**<u>U.S. Securities Exchange of 1934</u>**

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

| *Date* | *Document* |
|---|---|
| 29.07.04 | LSE Notification – Hanover Investors Partners IV L.P. – shares disposed as notified on 20.07.04 |

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

dlw 8/9

**David Seekings**
**Company Secretary**

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

# Dealings by Directors

AVS No 134842

**Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements**

All relevant boxes should be completed in typed block capital letters.

**1.** Name of Company

4imprint Group plc

**2.** Name of Director

EDWARD BRAMSON & MATTHEW PEACOCK.

**3.** Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING OF LLP IN WHICH THE ABOVE DIRECTORS ARE PARTNERS

**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

HANOVER INVESTORS PARTNERS IV LP

**5.** Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

HANOVER INVESTORS PARTNERS IV LP

**6.** Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

**7.** Number of shares/amount of stock acquired

**8.** Percentage of issued Class

**9.** Number of shares/amount of stock disposed

1,900,000

**10.** Percentage of issued Class

6.61%

**11.** Class of security

ORDINARY

**12.** Price per share

**13.** Date of transaction

19.7.04

**14.** Date company informed

27.7.04

**15.** Total holding following this notification

32,057

**16.** Total percentage holding of issued class following this notification

0.11%

**If a director has been granted options by the company please complete the following boxes.**

**17.** Date of grant

**18.** Period during which or date on which exercisable

**19.** Total amount paid (if any) for grant of the option

**20.** Description of shares or debentures involved: class, number

**21.** Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

**22.** Total number of shares or debentures over which options held following this notification

**23.** Any additional information

PREVIOUSLY DISCLOSED AS SUBSTANTIAL SHAREHOLDING

**24.** Name of contact and telephone number for queries

CARLA WATTS 0161.272.4000

**25.** Name and signature of authorised company official responsible for making this notification

DAVID SEEKINGS
COMPANY SECRETARY

Date of notification 29-07-04